Exhibit 3

FOR IMMEDIATE RELEASE

SARISSA CAPITAL HIGHLIGHTS ADVANCEMENT OF
ASTEX PIPELINE COMPOUND

Greenwich, CT, October 9, 2013

Sarissa Capital today issued the following open letter to shareholders of Astex Pharmaceuticals, Inc. (NASDAQ: ASTX):

Dear Fellow Shareholders,

We recently learned that an Astex partnered cancer drug is about to enter Phase III clinical trials.  LEE-011 is an orally available CDK4/6 inhibitor with potentially broad clinical application in the treatment of cancer that is being developed by Novartis in collaboration with Astex.  On October 4, Novartis submitted to clinicaltrials.gov their intention to initiate a Phase III clinical study of the drug in patients with advanced breast cancer in December 2013.  We believe this represents a major milestone for LEE-011, and that the apparent rapid pace of LEE-011’s clinical development reflects Novartis’ perception of the drug’s potential.  Given the imminent expiration of the Otsuka tender offer, we are troubled that Astex management did not disclose this information to Astex shareholders.  Instead, Astex shareholders must proactively search a US government web site in order to be informed about an important milestone in the clinical development of a potentially significant Astex partnered drug.

While we are very excited about this partnered program, we were recently informed by Astex management that this program was inconsequential to their company’s valuation.  Others beg to differ with regard to the promise of CDK4/6 inhibitors.  Notably, Pfizer’s CDK4/6 inhibitor, termed palbociclib (palbo), recently received FDA’s breakthrough therapy designation and at least one analyst has estimated revenues for palbo could approach $9 billion1.  Given the new fact that this drug is about to enter Phase III trials, we find it hard to believe that the current value of LEE-011 to Astex is inconsequential.

The above represents to us yet another example of how the timing of the current proposed transaction with Otsuka at the proposed price does not make sense.

We reiterate that we do NOT intend to tender our shares at this price and we urge all Astex shareholders NOT to tender their shares at this price.

Sincerely,

/s/ Alexander J. Denner, Ph.D.
/s/ Richard C. Mulligan, Ph.D.
/s/ Mayu Sris

__________________________
1
ISI, International Strategy & Investment Group, LLC, Healthcare Research: Biotechnology & Pharmaceuticals (August 2013).  Consent of the author or publication was neither sought nor obtained to use the report mentioned herein.